Exhibit (a)(vii)

SUNAMERICA EQUITY FUNDS

Establishment and Designation of Shares of Beneficial Interest

The undersigned, being the Secretary of SunAmerica Equity Funds (hereinafter referred to as the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, DOES HEREBY CERTIFY that, pursuant to the authority conferred upon the Trustees of the Trust by Section 6.9 of the Declaration of Trust, dated June 18, 1986, as amended from time to time (hereinafter, as so amended, referred to as the “Declaration of Trust”), and by the affirmative vote of the entire Board of Trustees of the Trust, duly taken in the manner provided in the Declaration of Trust at a meeting held on November 29, 2005 (with respect to the SunAmerica International Small-Cap Fund referred to below) and at a meeting held on February 21, 2006 (with respect to the SunAmerica Emerging Markets Fund referred to below), the following is hereby authorized:

(1) That, in addition to the currently existing nine series of the Trust which have been previously authorized and established by the Board of Trustees of the Trust, two new series of the Trust’s unissued shares of beneficial interest, having $0.01 par value, are hereby established and designated to have all the rights and preferences described in the Declaration of Trust, to be designated as follows:

SunAmerica Emerging Markets Fund

SunAmerica International Small-Cap Fund

The power of the Trustees of the Trust to invest and reinvest the property of each such series shall be governed by Section 3.2 of the Declaration of Trust.

(2) The shares of each of the SunAmerica Emerging Markets Fund and the SunAmerica International Small-Cap Fund (each, a “Series”) shall be divided into three classes of shares. Except to the extent otherwise provided by the Declaration of Trust, the Class A, Class B and Class C shares of each Series (unless otherwise provided in this Establishment and Designation or other charter document classifying or reclassifying such shares) shall represent an equal and proportionate interest in the assets belonging to the Series (subject to the liabilities of the Series) and each share of each Series shall have identical voting (except with respect to those matters affecting a particular class of shares), dividend, liquidation and other rights, as set forth in the Declaration of Trust; provided, however, that notwithstanding anything in the Declaration of Trust to the contrary:

(a) the Class A, Class B and Class C shares of each Series may be issued and sold subject to different sales loads, charges or other fees, whether initial, deferred or contingent, or any combination thereof, as the Board of Trustees of the Trust may from time to time establish in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”) and the Conduct Rules adopted by NASD Regulation, Inc.;

(b) the expenses, costs, charges, fees and other liabilities that are determined by or under the supervision of the Board of Trustees of the Trust to be attributable to a particular class of shares of either Series (including, without limitation, distribution expenses under a Rule 12b-1 plan and administrative expenses under an administration or service agreement, plan or other arrangement, however designated) may be charged to that class and appropriately reflected (in the manner determined by the Board of Trustees) in the net asset value of, or the dividends and distributions on, the shares of the applicable class; and the Class A, Class B and Class C shares of either Series may have such different exchange rights as the Board of Trustees of the Trust shall provide in compliance with the 1940 Act.

By:
Name:	Gregory N. Bressler
Title:	Secretary

Dated: March 27, 2006